ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

April 23, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 043, LLC Amended Offering Statement on Form 1-A Filed March 22, 2021 File No. 024-11457

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 043, LLC (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A/A originally filed on February 17, 2021, as subsequently amended (“Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from Amendment No. 2. In addition, we have included the following narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated April 20, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Also, the Company supplementally informs the Staff that the Company’s Offering Statement contains certain provisions that differ from other Masterworks issuer offering statements. These provisions relate to matters referenced in Comments 3 and 4 below. These provisions will not be included in other Masterworks issuer offering statements until the Staff has informed the Company that it has no further comments with respect to these provisions.

Amended Offering Statement

General

1.	Comment: With respect to the accrual of management fees once 95% of the shares offered have been issued, please revise to clarify, if true, that management fees on the remaining 5% of the offering will not accrue until such funds have been fully paid.

Response: The Company hereby informs the Staff that the intention of the 95% provision is to set an earlier commencement date for accrual of the fee obligation, but not to change the number of shares upon which the fee for the first annual period is determined, which is intended to be the total amount of shares offered. The administrative services fee is calculated in arrears on a quarterly basis and the Company determines the number of Class A shares outstanding as of the end of each fiscal quarter in determining the fee for such prior quarter, as opposed to taking a weighted average number of Class A shares outstanding during the quarter. In light of the Staff’s Comment, the Company has revised the disclosure in Amendment No. 3 to clarify that the fee calculation will be based on 1.5% of the total Class A shares outstanding “or for which subscriptions have been received” to clarify its intention to calculate the fee based on 100% of the shares offered even if the fee starts to accrue prior to the final closing.

2.	Comment: We note your response to prior comment 2. Please revise the offering statement to ensure that your disclosure regarding qualification rights is consistent with the language included in other recent filings by Masterworks entities.

Response: The Company confirms that it has revised the disclosure regarding qualification rights to be consistent with recent revisions to recent filings by other Masterworks entities.

3.	Comment: Please tell us what consideration you have given to including a risk factor relating to your ability to waive, in your sole discretion, the 19.99% ownership cap.

Response: The Company has added a risk factor on page 24 of Amendment No. 3 regarding the Company’s ability to waive the 19,99% ownership cap and the possibility of a concentration of ownership of the Class A shares, which may reduce liquidity or affect the trading price in the Secondary Market.

4.	Comment: We note Section 2.4 of the LLC agreement, which permits members to irrevocably limit or eliminate their voting rights in certain circumstances. Please revise your disclosure to enhance the description of the provision, including the minimum holdings a member must have in order to take advantage of the provision and the public filing disclosure consequences for a member that takes advantage of the provision. In addition, tell us what consideration you have given to including risk factor disclosure discussing the risks associated with this provision. Finally, give us your legal analysis as to whether you are required to disclose the number of shares that are outstanding but that are ineligible to vote due to such provision. In this regard, we note Item 12(b)(2) of Form 1-A, that a decrease in the proportion of a member’s shares that have voting rights may result in an increase in the proportion of other members’ shares that do/do not have voting rights, and that such disclosure may be generally beneficial for investors to have.

Response: The Company has revised the substantive provision in Sections 2.4 and 2.8 of the Operating Agreement and added a form of Vote Limit Certificate as Exhibit B thereto. The Company has also revised the disclosure in the Offering Circular to enhance the description of the provision, including a statement that the provision may only be used by a holder that beneficially owns 5% or more of the outstanding Class A shares, excluding Class A shares beneficially owned by Masterworks. In addition, the Company has disclosed that it will not include in the Company’s ongoing SEC filings the name, address or holdings of a Class A shareholder that irrevocably elects to eliminate or reduce its voting rights to an amount not exceeding 10% of the total voting power of the Class A shares, unless such person is otherwise deemed to be an “affiliate” of the Company as defined in Rule 405 of the Securities Act

The Company has considered whether additional risk factor disclosure relating to this provision is necessary and does not believe such disclosure is warranted or constitutes a material risk to investors. To the extent any shareholder elects to reduce or eliminate its voting rights, the voting rights of other shareholders will be proportionately increased, although such increase may be temporary in nature given the fact that such voting rights will spring back if the subject Class A shares are sold to a non-affiliate of the non-voting shareholder. Accordingly, although there may be points in time during which a Class A shareholder is afforded higher proportionate voting rights than they might otherwise expect, due to the Company’s structure which prohibits it from issuing any additional shares beyond those described in the Offering Statement without shareholder approval, the risk of dilution to a shareholder’s voting rights is far lower than would be the case for a typical company.

The Company has reviewed Item 12(b)(2) of Form 1-A and believes that it is reasonable to conclude that any Class A shares for which a shareholder has irrevocably elected to treat as non-voting shares pursuant to Section 2.4 of the Company’s operating agreement do not constitute voting securities for such purposes. The clear intention of Item 12 is to provide ownership information for shareholders that are or may be deemed “affiliates” of the Company, including officers, directors, and owners of more than 10% of a class of voting securities. As a limited liability company, the Company is able to create a single “class” of shares that can be toggled between “voting” and “non voting” securities pursuant to provisions in its operating agreement, effectively creating two classes of shares with respect to voting rights. For purposes of Section 12(b)(2) the Company believes it makes sense to treat these as two separate classes and to do otherwise would understate or overstate shareholder voting rights.

Consistent with this approach, the Company would evaluate the 10% limit in Item 12, insofar as it may apply to non-affiliates of Masterworks, by using a denominator (i.e. Class A shares outstanding) that excludes all “non voting” Class A shares, including those subject to the irrevocable election as well as Class A shares beneficially owned by Masterworks. In the Company’s view, this approach presents the most accurate voting percentages. If the Company were unable to treat the non-voting Class A shares as a separate class for these limited purposes, a shareholder who beneficially owns more than 10% of the actual voting power of the Company could avoid being included in the securityholder ownership table because shares beneficially owned by Masterworks and other non voting shares might reduce such shareholder’s beneficial ownership to below 10%.

In addition, the Company’s decision to omit information from Item 4 of its Annual Reports on Form 1-K for a shareholder that owns more than 10% of the total outstanding Class A shares, but has irrevocably reduced or eliminated their voting rights, is premised on the assumption that such shareholder is not an “affiliate” of the Company. If the Board of Managers determines that a shareholder is an affiliate due to its aggregate economic ownership, remaining voting rights and or the existence of contractual or other relationships, the Company would include all of the share ownership and other information required by Item 12(b) for such shareholder in Item 4 of its Annual Report on Form 1-K, including holdings of both voting and non-voting Class A shares. For example, although shares held by Masterworks and its affiliates are “non voting” pursuant to the Company’s operating agreement, by virtue of its affiliate status, all of Masterworks share holdings will be reported in Item 4 of its Annual Report on Form 1-K.

Lastly, the Company agrees with the Staff’s Comment regarding the potential benefits of including disclosure of the number and percentage of Class A shares outstanding that have and do not have voting rights. The Company has added disclosure to the security ownership table indicating that such disclosures will be included in its Annual Reports on Form 1-K.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Dan Morris/U.S. Securities and Exchange Commission

Lilyanna Peyser/U.S. Securities and Exchange Commission

Patrick Kuhn/U.S. Securities and Exchange Commission

Theresa Brillant/U.S. Securities and Exchange Commission

Craig D. Linder, Esq./Anthony L.G., PLLC

Joshua B. Goldstein/Masterworks 043, LLC

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